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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        -----------------------------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        -----------------------------

                           NCI BUILDING SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)



  DELAWARE                                                  76-0127701
(State or other                                            (I.R.S. Employer
jurisdiction of                                          Identification No.)
incorporation)


                                 7301 FAIRVIEW
                             HOUSTON, TEXAS  77041
                    (Address of principal executive offices)

       Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered
-------------------                           ------------------------------

Preferred Stock Purchase Rights               New York Stock Exchange

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box.  [     ]

         Securities Act registration statement file number to which this form relates: ___________ (if applicable)

       Securities to be registered pursuant to Section 12(g) of the Act:

                                 Title of Class
                                 --------------
                                      None
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Item 1.  Description of Registrant's Securities to be Registered.

         On June 24, 1998, the Board of Directors (the "Board") of NCI Building Systems, Inc. (the "Company") declared a dividend of one preferred stock purchase right ("Right") for each outstanding share of common stock, $0.01 par value ("Common Stock"), of the Company. The dividend is payable on July 22, 1998 to stockholders of record at the close of business on July 8, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of the Company's Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a purchase price of $125.00, in each case after giving effect to and taking into account a concurrent 2 for 1 split of the Common Stock of the Company. The terms and conditions of the Rights are set forth in that certain Rights Agreement, dated June 24, 1998 by and between the Company and Harris Trust and Savings Bank.

         Initially the Rights will not be exercisable, certificates for the Rights will not be issued and the Rights will automatically trade with the Common Stock. Until the Distribution Date (as hereinafter defined) or the earlier redemption, exchange or expiration of the Rights, the Rights will be represented by the Common Stock certificates and will be transferred with, and only with, the Common Stock. Until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights), all new Common Stock certificates issued by the Company will contain a legend incorporating the Rights Agreement by reference and the surrender for transfer of any of the Company's Common Stock certificates, with or without the aforesaid legend, will also constitute the simultaneous transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate Right Certificates ("Rights Certificates") will be mailed to holders of record of Common Stock at the close of business on the Distribution Date, and, thereafter, the Right Certificates alone will evidence the Rights, and the Rights will be transferable separate and apart from the Common Stock.

         The Distribution Date will occur on the (i) fifteenth day following a public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company (each, an "Exempt Person"), has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock other than by reason of an original issuance from the Company or as a result of repurchases of shares by the Company (each, an "Acquiring Person") (the "Stock Acquisition Date") or (ii) fifteenth business day following the commencement of or public announcement of the intent by any Person other than an Exempt Person to commence a tender or exchange offer which, if consummated, would result in the ownership by such Person of 20% or more of the outstanding Common Stock, irrespective of whether any shares of Common Stock are acquired pursuant to such offer (such dates referenced in clauses (i) or (ii) above being called the "Distribution Date"). The Rights Agreement provides that the Distribution Date may be extended by the Continuing Directors (as hereinafter defined) prior to the expiration of the time periods referenced in the preceding sentence.

         A "Continuing Director" is a member of the Board who either (i) is not an Acquiring Person or a person who is at the time engaged in a tender or exchange offer that could result in that person's becoming the beneficial owner of 20% or more of the outstanding Common Stock (or an affiliate or an associate of either of the foregoing) and who was a member of the Board before the time the Acquiring Person became an Acquiring Person or the tender or exchange offer began or (ii) is not an Acquiring Person or a person who is at the time engaged in a tender or exchange offer that could result in that person's becoming the beneficial owner of 20% or more of the outstanding Common Stock (or an affiliate or an associate of either of the foregoing) and was recommended to serve on the Board by a majority of Continuing Directors.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 24, 2008, unless redeemed or exchanged earlier as described below.

         The Series A Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to all other series of the Company's preferred stock. The Series A Preferred Stock will not be issued except upon exercise of Rights. Each share of Series A Preferred





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Stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to 100 times the quarterly cash dividend declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 100 times any noncash dividends declared on the Common Stock, in like kind. In the event of dissolution, liquidation or winding-up of the Company, the holders of Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to $100 per share, plus 100 times the liquidation payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation payments and voting rights are protected by antidilution provisions.

         The Purchase Price payable and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for the purchase of Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Series A Preferred Stock) or of subscription rights or warrants.

         If any person (other than an Exempt Person) becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of the Purchase Price, in lieu of Series A Preferred Stock, a number of shares of Common Stock having a market value equal to twice the Purchase Price. In lieu of issuing shares of Common Stock upon exercise of Rights, the Company may, and to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, the Company shall, issue cash, property or other securities of the Company, or any combination thereof (which may be accompanied by a reduction in the Purchase Price) in proportion determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. Although the Rights Agreement contains an exemption from the definition of an Acquiring Person for any person to whom or which the Company directly issues shares of Common Stock (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person thereby would become the beneficial owner of 20% or more of the Common Stock, such person may nonetheless become an Acquiring Person thereafter if such person acquires any additional shares of Common Stock. Notwithstanding the foregoing, after the acquisition of shares of Common Stock as described in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

         The Board may, at its option, at any time after a person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right; provided, however, the Board may not effect such exchange after the time that any Person becomes the beneficial owner of 50% or more of the Common Stock then outstanding.

         If, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any shares of the Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earnings power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right (unless the Rights have been earlier redeemed) will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has a market value at the time of such transaction equal to twice the Purchase Price.

         At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Continuing Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration





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deemed appropriate by the Continuing Directors.  Upon the effectiveness of any action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

         The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

         As of July 8, 1998, there were 18,024,482 shares of Common Stock outstanding and 3,248,734 shares of Common Stock reserved for issuance, in each case adjusted to give effect to a 2 for 1 split of the Company's Common Stock payable on or about July 22, 1998 to holders of the Common Stock of record as of the close of business on July 8, 1998. Each outstanding share of Common Stock on July 8, 1998 will receive one Right. Six hundred thousand (600,000) shares of Series A Preferred Stock are reserved for issuance in the event of exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board because, if the Rights would become exercisable as a result of such merger or business combination, the Board at its option (and with the concurrence of a majority of the Continuing Directors) may at any time prior to the time that any Person becomes an Acquiring Person redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

         The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

         1 Certificate of Designation of Series A Junior Participating Preferred Stock, dated June 26, 1998

         2 Rights Agreement, dated June 24, 1998, by and between the Registrant and Harris Trust and Savings Bank





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                           NCI BUILDING SYSTEMS, INC.



                                           By:  /s/ Robert J. Medlock
                                                ------------------------------
                                                Robert J. Medlock
                                                Vice President, Chief Financial
                                                Officer and Treasurer





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                                EXHIBIT INDEX


Exhibit          Description
-------          -----------
         1       Certificate of Designation of Series A Junior Participating
                 Preferred Stock, dated June 26, 1998

         2       Rights Agreement, dated June 24, 1998, by and between the
                 Registrant and Harris Trust and Savings Bank